SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD LONDON S18 SCHEDULE

6 NEW SUMMER ROUTES TO AALBORG, BYDGOSZCZ, DUSSELDORF, FRANKFURT, ORADEA & PARDUBICE, DELIVERS 24.8M CUSTOMERS

Ryanair, Europe's No.1 airline, today (31 Aug) launched its London summer 2018 schedule, with 168 routes in total, including 5 new London Stansted routes to Aalborg, Dusseldorf (Weeze), Frankfurt, Oradea and Pardubice, and a new London Luton route to Bydgoszcz, which will help deliver 24.8m customers p.a. through Ryanair's 3 London airports this year.

Ryanair's London S18 schedule will deliver:

At Stansted:

●
 5 new summer routes: Aalborg (4 wkly), Dusseldorf Weeze (4 wkly), Frankfurt (2 daily),

                              Oradea (3 wkly) & Pardubice (3 wkly)
●
 144 routes in total
●
  21.4m customers p.a.
●
  16,000* on-site jobs

At Gatwick:

●
 5 routes: Alicante (daily), Belfast (4 daily), Cork (daily), Dublin (7 daily) & Shannon (daily)
●
  1.8m customers p.a.
●
  1,300* on-site jobs

At Luton:

●
 1 new summer route to Bydgoszcz (4 wkly)
●
  19 routes in total
●
  1.7m customers p.a.
●
  1,200* on-site jobs

UK consumers and visitors can book their holidays as far out as October 2018, on even lower fares, and enjoy the latest "Always Getting Better" improvements including:

●
 20 Air Europa long haul routes from Madrid on sale on Ryanair.com
●
 Connecting flights at Rome Fiumicino and Milan Bergamo with more airports to follow
●
 A new partnership with Erasmus Student Network offering discounts & a dedicated booking platform
●
 Alexa voice recognition to search flights, hotels and flight status on the Ryanair.com website

Ryanair will continue to connect London with major business centres on high frequency, low fare services including Berlin (4 daily), Dublin (18 daily), Edinburgh (4 daily), Madrid (4 daily) and Rome (5 daily), with better timings and lower fares, making Ryanair the ideal choice for London business and leisure customers and visitors.

However, given the uncertainty surrounding Brexit in March 2019, Ryanair reiterated the need for clarity before it publishes its summer 2019 schedule in the second quarter of 2018. Ryanair warned it may be forced to cancel flights and move some, or all, of its UK based aircraft to Continental Europe from April 2019 onwards should the legal basis for the operation of flights between the UK and the EU by autumn 2018 remain undefined.

In London, Ryanair's Michael O'Leary said:

"We are pleased to launch our London summer 2018 schedule, which includes 5 new Stansted routes to Aalborg, Dusseldorf Weeze, Frankfurt, Oradea and Pardubice, a new Luton route to Bydgoszcz, and 168 routes in total, which will deliver 24.8m customers through London's airports this year. UK customers and visitors are booking our summer and winter 2017 seats in record numbers as fares continue to fall, so there's never been a better time to book a low fare flight on Ryanair.

We remain concerned at the uncertainty which surrounds the terms of the UK's departure from the EU in March '19. While we continue to campaign for the UK to remain in the EU Open Skies agreement, we caution that should the UK leave, there may not be sufficient time, or goodwill on both sides, to negotiate a timely replacement bilateral which could result in a disruption of flights between the UK and Europe for a period of time from April '19 onwards, and/or the cancellation of flights and routes, and the movement of our based aircraft to Continental Europe.

To celebrate the launch of our London summer 2018 schedule we are releasing seats for sale from just £14.99 for travel in September which are available for booking until midnight Monday (4 Sep). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

ENDS
For further information
please contact:                      Robin Kiely                              Piaras Kelly
                                               Ryanair DAC                  Edelman Ireland
                                               Tel: +353-1-9451949              Tel: +353-1-6789333
                                               press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary